

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 25, 2024

Jarrett Boon
Chief Executive Officer
Safety Shot, Inc.
1061 E. Indiantown Rd., Ste. 110
Jupiter, FL 33477

> **Re: Safety Shot, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-3**
> **Filed October 17, 2024**
> **File No. 333-282315**

Dear Jarrett Boon:

We have reviewed your amended registration statement and have the following comment(s).

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our October 15, 2024 letter.

Amendment No. 2 to Registration Statement on Form S-3
Prospectus Summary, page 3

1.   We note your response to comment 2. Please revise to address the following points:

- We note your disclosure that you "have conducted extensive informal research and experimentation involving a substantial number of volunteers under the influence of alcohol." Please clarify what you mean by "informal research and experimentation."

- We also note your disclosure that in connection with the clinical trials "cognitive responses were measured using the Visual Analogue Scale and physical function [was] assessed at the same intervals as the blood draws and breathalyzer assessments to correlate to function." Please revise to briefly explain how the

        Visual Analogue Scale is used to measure cognitive responses and explain how physical function was assessed. Please also clarify whether the Visual Analogue Scale or a different assessment was used to observe in "the pre-clinical tests that the participants showed significant improvement in motor function and reduction in slurred speech and other markers commonly associated with alcohol consumption." Finally, please clarify how you defined significant improvement in connection with these informal tests.

- Finally, we note your disclosure that the "clinical trials...consisted of 36 participants that were selected through advertising of the study" and that "participants had to qualify based upon a complete medical history questionnaire, release from physicians and submitting to a standard bloodwork panel." Of the 36 participants, please disclose the age range and, if known, participants' reported levels of typical alcohol consumption, the range of the number of drinks consumed per participant during the trial and the range of BACs measured among the 36 participants.

      Please contact Juan Grana at 202-551-6034 or Margaret Sawicki at 202-551-7153 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and
Services

cc: Arthur S. Marcus, Esq.